Filed by Powerwave Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Powerwave Technologies, Inc.

Commission File No. 000-21507

Powerwave Technologies, Inc.

Disclaimers

Except for the historical information discussed, all forward-looking statements contained within this presentation involve risks and uncertainties that could cause our actual results to be materially different. Please refer to Powerwave’s press releases and the Company’s current Form 10-K and Form 10-Q, which are both filed with the Securities and Exchange Commission for additional information on factors which could cause the actual results to be different.

Additional Information

Powerwave has filed a joint proxy statement/prospectus on Schedule 14A and on Form S-4 in connection with the transaction, and intends to mail a definitive proxy statement to its stockholders and to deliver an exchange offer prospectus to the U.S. holders of LGP Allgon shares. Investors and security holders of Powerwave and LGP Allgon are urged to read the proxy statement and exchange offer prospectus when they become available because they will contain important information about Powerwave, LGP Allgon and the transaction. Investors and security holders may obtain a free copy of the proxy statement and exchange offer prospectus (when they are available) as well as other documents filed by Powerwave with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement, exchange offer prospectus and such other documents may also be obtained from Powerwave. Powerwave and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Powerwave in favor of the transaction. Information regarding the interests of Powerwave’s officers and directors in the transaction will be included in the proxy statement and exchange offer prospectus.

Wireless Opportunity

Average Minutes of Use (MOU)

(Avg. Min / User / Month)

178 190 199 204 209 214 219

Data Usage (Terabytes)

In Thousands

Note: One SMS message with 160 characters uses 100 bytes.

One 3 min. long video conference uses 1.5 mbps.

(64 kbps transfer)

2.0 3.3 9.8 37.8 85.6 141.8 183.9

Global Wireless Subscribers

In Billions

1.18 1.38 1.55 1.69 1.82 1.93 2.03

Worldwide Penetration Rate        %

18.6 21.6 23.9 25.7 27.2 28.5 29.6

Source: Morgan Stanley October 2003

Infrastructure Forecast

Worldwide Wireless Infrastructure Capex

In Billions

Source: CIBC Jan. 2004

RF Footprint & Power Amplifier Markets

In Billions

$ 18.9 $ 18.8 $ 15.6 $ 15.8 $ 16.0 $ 18.5 $ 19.4

$ 1.8 $ 1.2 $ 1.4 $ 1.5 $ 1.7 $ 2.1 $ 2.5

Source: Morgan Stanley Jan. 2004

RF Footprint

RF Footprint as a        % of Capex

Historical Level: Equipment as a        % of Capex RF Footprint Impact on Equipment as a        % of Capex

Equipment will likely become a greater proportion of the remaining capex budgets over time.

OEMs will likely outsource a greater proportion of the base station bill of materials over time.

Source: Morgan Stanley Jan. 2004

Industry Leading Position

Increase in market share from 1998 to 2002

Dominant provider of MCPA technology worldwide

2002 Total PA Market

Other

Powerwave

Andrew

Remec

2002 Merchant PA Market

Remec

Other

Powerwave

Andrew

Source: U.S. Bancorp June 2003

LGP Allgon at a Glance

Market Leadership

#1 independent supplier of tower mounted amplifiers

#2 in supplier of wireless network repeaters

#3 in base station antennas

Full Range of Capabilities

RF Centric products Integrated Solutions

– base station antennas – network repeaters – tower mounted antennas – tower mounted boosters – combiners and CDU – microwave radios

– RF Filters

Tier 1 Customers

OEM Customers Operator Customers

– Siemens – Motorola – Vodafone – Nextel

– Nokia – Alcatel – T-Mobile – Bouygues

– Nortel – NEC – Orange – Baharti

Financially Strong

$ 291 million revenues for full fiscal year 2003

Revenue mix of 40% OEM and 60% Network Operator

Management Experience

Completed integration of LGP Allgon AB

Forward looking management team

Broad and Balanced Product Mix

Powerwave + LGP Allgon = Combined

Power Amplifiers

Contract MFG

14% Microwave 4%

Power Amps 0%

Repeaters/ TMB

17%

TMA 32%

RF Conditioning 15%

Antennas 18%

Microwave Contract

2% MFG

Repeaters/ 8% TMB

9%

Power Amps 45%

RF Conditioning 8%

Antennas 10%

TMA 18% $239 million FY 2003 $291 million FY 2003 $530 million FY 2003

Sources: Company presentations and analyst reports

Improved Geographic Balance

Powerwave + LGP Allgon = Combined

Asia $32M

Europe $79M

Americas $128M

Asia $29M

Europe $201M

Americas $61M

Asia $61M

Europe $280M

Americas $189M

FY 2003 $239 M

FY 2003 $291 M

FY 2003 $530 M

Sources: Company presentations and analyst reports

Strong Foundation for Growth

Transaction with LGP Allgon combines highly complementary market leading businesses

Establishes new leader in wireless infrastructure with critical mass

Proven Performance

– Multiple design wins at top base station OEMs

Technology Leadership

– Product portfolio is focused on expansion and next generation technologies

Positioned as the industry’s leading choice for 2G & 3G technologies